Filed by Tower Semiconductor Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Filer's Commission File No. 000-24790

Subject Company: Jazz Technologies, Inc.
Commission File No. 001-32832

The slides contained in this filing were used in a presentation given to media and analysts on July 9, 2008, hosted by Russell C. Ellwanger, the Chief Executive Officer of Tower Semiconductor Ltd.

Tower Semiconductor

Collins Stewart
July 9, 2008

TOWER
SEMICONDUCTOR LTD.

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Forward Looking Statements

The information presented today contains forward-looking statements that relate to anticipated future operating results.  Those statements are based on management’s current expectations and assumptions, which may be affected by subsequent developments and business conditions, and necessarily involve risks and uncertainties.  Therefore, there can be no assurance that actual future results will not differ materially from anticipated results.

For a discussion of risks and uncertainties that may affect the accuracy of forward-looking statements or which may otherwise affect our business, please see the information included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the
Securities and Exchange Commission and the Israel Securities Authority.

Tower Financials

TOWER SEMICONDUCTOR LTD.

Δ
Δ

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Revenue and EBITDA

Revenues

(in $M)

* Q205 data excludes $8M effect from a Fab2 technology agreement

** Midrange of company guidance

Positive EBITDA

Positive Cash

from Operations

$75

$49

($26)

EBITDA

$137

$231

$94

Revenues

2007

2005

(in $millions)

   55%

EBITDA / Revenues

Q1'08

Q2'08

Q4'07

Q3'07

Q2'07

Q1'07

Q4'06

Q3'06

Q2'06

Q1'06

Q4'05

Q3'05

Q2'05

Ebitda positive
since Q4’05;
EBITDA qtr.
run rate since
-$10M in ’05,
to +$12M

in ’07

Cash flow
positive since
Q4’06; Cash
flow qtr. run rate
since   -$16M in
’05, to +$4M

in ‘07

58**

57.6

61.6

56.6

57.1

55.6

55.5

51.5

44.6

35.9

31.1

20.6

19.2

TOWER
SEMICONDUCTOR LTD.

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Q1- 2008 Financial Results

Financial Highlights

Achieved revenue of $57.6M

2nd highest quarterly revenue in the Company’s history

Positive cash flow from operations for the 6th consecutive quarter and positive
EBITDA for the 10th consecutive quarter

Major Announcements

Tower Semiconductor Chosen as Strategic Supplier for a Select Portfolio of CMOS
Products by ON Semiconductor:

Launch a Multi-Year and Potentially Multi-Million Dollar Collaboration Project

Co-develop and manufacture multiple lines of products

Ramping to production of Canesta’s 3D Image Sensors in Fab 2 targeted at the automotive and gaming / 3D camera market

Initiated production of N-trig’s Digitizer Chips in Fab 2 targeted at the convertible notebook market

Tower Semiconductor to Launch Volume Production of QuickLogic's ArcticLink II
VX Solution Platforms for Mobile Display Devices

Foundry Revenue 2005-6-7

163

Others

139

Others

105

Others

16+

0

1st Silicon

0

1st Silicon

71

1st Silicon

15

105

Polar Semi.

95

Polar Semi.

78

CSMC Tech.

14

155

CSMC Tech.

114

CSMC Tech.

90

Polar Semi.

13

157

Mosel-Vitelic

155

Mosel-Vitelic

94

Tower

12

170

ASMC

155

Silterra

100

Grace

11

185

Silterra

170

ASMC

114

ASMC

10

214

Grace

187

Tower

130

Silterra

9

207

Jazz

191

Grace

140

Mosel-Vitelic

8

231

Tower

213

Jazz

199

Jazz

7

330

He Jian

290

He Jian

202

X-Fab

6

335

HHNEC

290

X-Fab

250

He Jian

5

350

SSMC

315

HHNEC

280

SSMC

4

410

X-Fab

325

SSMC

313

HHNEC

3

485

Vanguard

398

Vanguard

347

Dongbu

2

510

Dongbu

456

Dongbu

353

Vanguard

1

1445

Chartered

1465

SMIC

1132

Chartered

D

1560

SMIC

1528

Chartered

1171

SMIC

C

3755

UMC

3670

UMC

3259

UMC

B

9813

TSMC

9748

TSMC

8217

TSMC

A

2007

2006

2005

(in $M)

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Tower Revenues vs. Leading Foundries

* 2005 data excludes $8M effect from a Fab2 technology agreement

2007 vs. 2005 Revenue Growth

146%

20%

16%

23%

31%

0%

20%

40%

60%

80%

100%

120%

140%

160%

Tower

TSMC

UMC

SMIC

CHRT

TOWER
SEMICONDUCTOR LTD.

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Foundry Revenue Growth Y/Y

NA

1st Silicon

NA

1st Silicon

NA

Mosel-Vitelic

NA

Mosel-Vitelic

20

NA

Mosel-Vitelic

-5%

Chartered

NA

1st Silicon

-31%

Grace

19

7%

HHNEC

0%

ASMC

1%

HHNEC

-26%

Vanguard

18

15%

UMC

1%

Mosel-Vitelic

6%

Polar Semi.

-24%

Tower

17

16%

Jazz

1%

TSMC

7%

Jazz

-16%

UMC

16

17%

Polar Semi.

2%

UMC

13%

UMC

-15%

1st Silicon

15

19%

TSMC

6%

HHNEC

13%

Vanguard

-13%

Silterra

14

25%

SSMC

6%

SMIC

16%

He Jian

-10%

Jazz

13

28%

Chartered

8%

Jazz

16%

SSMC

-9%

ASMC

12

32%

He Jian

8%

SSMC

19%

TSMC

-3%

HHNEC

11

33%

SMIC

11%

Polar Semi.

19%

Silterra

-3%

CSMC Tech.

10

37%

Vanguard

12%

Dongbu

25%

SMIC

-2%

Polar Semi.

9

42%

Silterra

12%

Grace

31%

Dongbu

3%

Chartered

8

47%

Dongbu

14%

He Jian

32%

Others

7%

TSMC

7

49%

ASMC

17%

Others

35%

Chartered

8%

SSMC

6

55%

Others

19%

Silterra

44%

X-Fab

9%

He Jian

5

99%

CSMC Tech.

22%

Vanguard

46%

CSMC Tech.

14%

X-Fab

4

103%

X-Fab

24%

Tower

49%

ASMC

20%

SMIC

3

114%

Grace

36%

CSMC Tech.

91%

Grace

38%

Others

2

146%

Tower

41%

X-Fab

99%

Tower

52%

Dongbu

1

07vs05

07vs06

06vs05

05vs04

Source: The McLean Report, 2008 edition

Information herein is proprietary and shall not be furnished to third parties or made public

What Will Fuel Our Organic Growth

0.13u Capacity
Utilization
Growth

IDM

CMT Joint
Venture

Power
Management

RFID

Image Sensors

New project with existing high volume 0.13um customer

Existing very large volume customer has taped out 0.13u product with volume ramp expected to start in Q1-09

Return customer (large IDM) expected to tape out in Q4-08

0.13u cross sales from Jazz customers

Mid 2009, greater than 10,000 wpm potential

Multiple IDM transfers in stages of growth, as well as new opportunities in several stages of closure

Porting from fab closure for large volume customer

First product has fab’ed out and being evaluated

Won the 1st customer project with new power management platform

Increased world wide RFID activity including prototype activities with 2 industry leading Chinese customers

Continue to gain design wins for multiple Image Sensors applications

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

2006 was a breakout year for Tower

99% annual growth vs. foundry industry weighed average growth of 25%

Achieved consecutive quarterly record sales

Achieved positive EBITDA in all quarters

Achieved positive cash from operations in Q4’06, per target

2007-2008 continues the momentum

2007 YTD year-over-year 23% up vs. industry up 3%

Q1-2008 revenue of $57.6M, representing the 2nd highest quarterly revenue in the Company’s history

Achieved positive EBITDA in all quarters

Achieved positive cash from operations in all quarters

Several new growth opportunities at various stages incorporating
Tower’s design and specialty manufacturing capabilities

Summary of Tower Stand Alone

Tower Semiconductor
and
Jazz Technologies

Creating the Leading Specialty Foundry

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Transaction Overview

Tower Semiconductor has signed a definitive agreement to acquire
Jazz Technologies in a stock-for-stock transaction

Jazz shareholders to receive 1.8 shares of Tower for each Jazz share

Customary closing conditions including Jazz shareholder approval

Expected to close in 2nd half 2008

          Merger is expected to create the leading pure-play
specialty foundry and #7 overall pure-play foundry

•

•

–

•

–

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

What will fuel our growth (Jazz merger)

Combined company will improve sales & EBITDA by
2X-2.5X from Day1

Jazz customers synergies

See next slides

Jazz growth

See next slides

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Global Infrastructure

Migdal HaEmek, Israel

8” Fab & 6” Fab

Newport Beach, CA

8” Fab

Shanghai, China

HHNEC: 10% ownership

ASMC: supply agreement

UK & Holland

Sales reps

Santa Clara, CA

Sales office

Hsinchu, Taiwan

Rep. office

Tokyo, Japan

Rep. office

UK

Sales office

200K WPY

480K WPY

~70K WPY

Total 8” equivalent capacity of

~750K WPY

TOWER SEMICONDUCTOR LTD.

Information herein is proprietary and shall not be furnished to third parties or made public

Overview of Jazz’s Key Assets

$9 million

Cash

$19 million book value (market value materially higher)

10% Stake in Chinese Fab

(HHNEC)

$18 million book value

Intellectual Property

$34 million

Available Unused Credit Bank

Facility

$249 million book value

(market value materially higher)

Balance Sheet Value

$121 million ($79 million is machinery and equipment)

Property, Plant & Equipment, net

$26 million

Accounts Receivable, net

$13 million

Inventory, net

Value as at Mar 28, 2008

Asset

Jazz TOWER SEMICONDUCTOR LTD.

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Foundry Revenue 2005-6-7

163

Others

139

Others

105

Others

16+

0

1st Silicon

0

1st Silicon

71

1st Silicon

15

105

Polar Semi.

95

Polar Semi.

78

CSMC Tech.

14

155

CSMC Tech.

114

CSMC Tech.

90

Polar Semi.

13

157

Mosel-Vitelic

155

Mosel-Vitelic

94

Tower

12

170

ASMC

155

Silterra

100

Grace

11

185

Silterra

170

ASMC

114

ASMC

10

207

Jazz

187

Tower

130

Silterra

9

214

Grace

191

Grace

140

Mosel-Vitelic

8

231

Tower

213

Jazz

199

Jazz

7

330

He Jian

290

He Jian

202

X-Fab

6

335

HHNEC

290

X-Fab

250

He Jian

5

350

SSMC

315

HHNEC

280

SSMC

4

410

X-Fab

325

SSMC

313

HHNEC

3

485

Vanguard

398

Vanguard

347

Dongbu

2

510

Dongbu

456

Dongbu

353

Vanguard

1

2007

2006

2005

(in $M)

Source: The McLean Report, 2008 edition

[redacted]

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

3rd Largest Pure Play Specialty Foundry

$155

CSMC

$157

Mosel Vitelics

$170

ASMC

$335

HHNEC

$330

He Jian

$214

Grace

$185

Silterra

$350

SSMC

$410

X-Fab

$438

$486

Vanguard

$510

Dongbu

2007 Sales ($M)

Company

Tower / Jazz is Pro Forma

Source:  IC Insights 5/2008

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Post Merger Process Portfolio Lineup

Technology Node

From Jazz

From Tower

Tower/Jazz

0.35µm

BiCMOS, SiGe

Mixed Signal

Digital CMOS

0.16 / 0.13µm

SiGe

Power/BCD (40V)

0.18µm

SiGe

Mixed Signal

Digital CMOS

BCD (40V)

0.25µm

SiGe

Mixed Signal

Digital CMOS

Mixed Signal

Digital CMOS

0.50µm

Mixed Signal

Digital CMOS

Image Sensor

( X-Ray& Visible)

eNVM

eNVM

RF CMOS

RFCMOS

Image Sensor
(X-Ray & Visible)

Image Sensor
(X-Ray & Visible)

RF CMOS

BCD (40V)

RF CMOS

Power/ BCD (40V)

Bit 2
Bit 1

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

Bit 2
Bit 1

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Application vs. Process Technology

10 GHz

1 GHz

100 MHz

SBC18H2                         ft/fmax > 200 GHz

SBC18HX                         ft/fmax > 150 GHz

SBC18PT                         ft/fmax > 120 GHz

SBC35QTL                      ft/fmax > 60 GHz

BC35                                   ft/fmax > 25 GHz

100 GHz

.2

.3

.4

.5

.6

.7

.8

.9

2

3

4

5

6

7

8

9

20

30

40

50

60

70

80

90

62 Mb/s
OC 12

2.5 Gb/s
OC 48

10 Gb/s
OC 192

40 Gb/s
OC 768

RKE

GPS

DBS (SAT)

MW Radio

Terrestrial TV

GSM

UWB

Radar

Radar

WLAN/WiMAX
Bluetooth

DECT/UMTS

Operating Frequency (GHz)

Every high-frequency application can be served through the combined offering

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

FEM

Goal: Replace Expensive Discrete GaAs Components with Single Silicon Chip

PA

GaAs HBT

Switch

PHEMPT

Matching/Filters

SAW/BAW

IPD

Power Control

CMOS

Antenna

Silicon

Non-Silicon

Today

Future Integration:

Silicon Radio Platform

Transceiver

SiGe, RF CMOS

PA Frequency / Performance

Power

2.4G DCT

802.11b

802.11g

5.8G DCT

802.11a,n

UWB

WiMax

800MHz GSM

2GHz GSM

800MHz CDMA

2GHz CDMA

WCDMA/EDGE

PHS

10-15dBm

20-24dBm

28-34dBm

Bluetooth

900MHz DCT

CP05, SBC35

SBC18QPA

Silicon Radio Platform
Single Chip Silicon FEM

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

SiGe Market Overview

Pure Play Foundry vs IDM Market Share

Pure Play Market Share

Source:  SemiCo 2006

The SiGe market is estimated to total approx 2.0 million wafers per year and be worth approx $3.0 billion per year (analogous foundry wafer pricing)

80%

20%

IDM

Pure Play

53%

17%

30%

IBM

TSMC

Jazz

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

Jazz TOWER SEMICONDUCTOR LTD.

Rdson (mohm-mm2)

LDNMOS
GC
P+
N+ source
STI
N+ drain
Ptub
channel
Deep Nwell

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

TS05 (5Vgs, 40Vds)

BCD25 (5Vgs, 40Vds)

CP05 (5V CMOS)

BCD05 (5/16Vgs, 40Vds)

Power Management Technology

0.25um

0.18um

0.5um

Best-in-Class On-Resistance Across Broad Range of Voltage and Geometry

BCD18 (1.8/5Vgs, 40Vds)

TS18SLPM (1.8/5Vgs, 42Vds)

0

20

40

60

80

100

0

20

40

60

80

BVdss

Competition

Tower/Jazz

Devices

P-substrate
Gate
Drain
Gate
P-substrate
Source
Source
Rg
MM20
P+
N+
N+
N+
P+
D2
Pwell
Rsub2
Rdrift
Nwell
Pwell
D1
Rsub1
P-substrate

→

→

→

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Start                                                      Industry best LDMOS Model (NXP MM20)

Add                                                          physical, scalable model for extended drift region

Enable                                                    Rdson / BVdss optimization for each transistor in the design

Physical Model Makes Rdson / BVdss a Design Variable

Scalable LDMOS for Rdson/BVdss
Optimization

Tower Confidential

Information herein is proprietary and shall not be furnished to third parties or made public

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

4 008113 322206

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

RFID – What is it ?

RFID = Radio Frequency IDentification
An emerging new technology set out to
replace bar-codes

0.18u Ultra Low
Power RFID IC

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Specialty process & device

Low cost 0.18µm 3LM Analog (DNW, MIM) process platform

Schottky diodes – high speed low Von rectifiers

Native (“Zero Vt”) transistor

Extended voltage range

Specific Low Leakage (LL) devices

ESD solution (low RF-loss)

IP characterized for low Vdd operation

RFID NVM

Low power MTP and OTP solutions (no added mask)

Developed special low power NVM cells for RFID (CFlash)

Devices characterized over a wide frequency range

Support present systems (900MHz) and future needs (2.4GHz)

Human

Postal

Asset tracking

RFID Offering @ Tower

TOWER SEMICONDUCTOR LTD.

Bit 2
Bit 1

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Partnering with Customers for Volume MEMS Manufacturing

“Transfer–in” – Transfer existing process to Jazz for volume production

“Co-develop” – Form joint program to deliver process & product

“Develop to spec” – Jazz and partners build process & devices to spec

Examples

Si MEMS: Oscillator (replacing quartz oscillator)

RF MEMS: Tunable capacitor (for use in handsets)

Post Process MEMS: SBC35 + CMU Post Process MPW

Medical MEMS: In development

Interferometric image

of Hex varactor

Tunable capacitor in VCO design

courtesy Carnegie Mellon University

Partnering with Customers, University, DARPA to Bring MEMS to 200mm Si Wafer Manufacturing

Optical image of MEMS capacitor

array for duplex or MIMO function

Si MEMS resonator – replaces
quartz timing device. Courtesy SiTime

MEMS Technology and Services

Jazz TOWER SEMICONDUCTOR LTD.

Bit 2
Bit 1

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

X-Ray market – Medical and Dental

Intra-Oral dental

Medical Imaging applications

Unique stitching technology

Silicon proven pixels

Seamless stitch boundary

0.28 micron stitched metal lines

TOWER SEMICONDUCTOR LTD.

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Wafer Size

6” Wafer Size

4/3”

1”

645

35 mm

APS (3:2)

2/3”

1/4”

1/3”

1/2”

1/10”

48x36

Consumer

(CIF, VGA, SXGA, 2-3M)

Small Medical

Advanced

Amateur

Film

Professional

Film

Studio/High End Film

Large Industrial/Scientific

Medical (X-ray)

Industrial/

Machine Vision

Medical

Summary of Application Range

8” wafer size

eNVM

RFID

Power Management

The Specialty Foundry

Specialty

Foundry

CMOS Image
Sensors

AIMS & RF
(SiGe & RFCMOS)

MEMS

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Jazz Target Markets

Radio Frequency

Cellular handset transceivers

  WLAN  / WiMAX transceivers

  TV tuners

  GPS

  Broadband

Power Management

  LED Drivers

  Motor Control

High Performance Analog

  Optical networks

  Data converters

  Amplifiers, filters, mixers

Aerospace & Defense

Infra-red night vision

  Communications and radar

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Creating the Leading Specialty Foundry

Synergies of Value Add Technologies Enables Higher Margins

Increased Capacity and Scale to Attract Larger Customers

Leadership In Specialty Process Technologies:

CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD

Diverse Customer Base in High Growth Markets

Significant Synergy Potential Both on Revenues and Expenses

Global Presence Improves Geographic Reach and Distribution

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Foundry Revenue Growth Y/Y

NA

1st Silicon

NA

1st Silicon

NA

Mosel-Vitelic

NA

Mosel-Vitelic

20

NA

Mosel-Vitelic

-5%

Chartered

NA

1st Silicon

-31%

Grace

19

7%

HHNEC

0%

ASMC

1%

HHNEC

-26%

Vanguard

18

15%

UMC

1%

Mosel-Vitelic

6%

Polar Semi.

-24%

Tower

17

16%

Jazz

1%

TSMC

7%

Jazz

-16%

UMC

16

17%

Polar Semi.

2%

UMC

13%

UMC

-15%

1st Silicon

15

19%

TSMC

6%

HHNEC

13%

Vanguard

-13%

Silterra

14

25%

SSMC

6%

SMIC

16%

He Jian

-10%

Jazz

13

28%

Chartered

8%

Jazz

16%

SSMC

-9%

ASMC

12

32%

He Jian

8%

SSMC

19%

TSMC

-3%

HHNEC

11

33%

SMIC

11%

Polar Semi.

19%

Silterra

-3%

CSMC Tech.

10

37%

Vanguard

12%

Dongbu

25%

SMIC

-2%

Polar Semi.

9

42%

Silterra

12%

Grace

31%

Dongbu

3%

Chartered

8

47%

Dongbu

14%

He Jian

32%

Others

7%

TSMC

7

49%

ASMC

17%

Others

35%

Chartered

8%

SSMC

6

55%

Others

19%

Silterra

44%

X-Fab

9%

He Jian

5

99%

CSMC Tech.

22%

Vanguard

46%

CSMC Tech.

14%

X-Fab

4

103%

X-Fab

24%

Tower

49%

ASMC

20%

SMIC

3

114%

Grace

36%

CSMC Tech.

91%

Grace

38%

Others

2

146%

Tower

41%

X-Fab

99%

Tower

52%

Dongbu

1

07vs05

07vs06

06vs05

05vs04

Source: The McLean Report, 2008 edition

Jazz TOWER SEMICONDUCTOR LTD.

CONEXANT

SKYWORKS

Sipex

phyworks

MARVELL

TOSHIBA

RF MICRO-DEVICES

AIROHA

XCEIVE

MINDSPEED

ENTROPIC communications

DRS TECHNOLOGIES

UCSD

ZORAN

SanDisk

VISHAY Siliconix

ALIEN

WAVION WIRELESS NETWORKS

NXP

Winbond Electronics Corp.

IOR International Rectifier

MXIC Macronix

PANAVISION SVI

schick

ON Semiconductor

ATHEROS COMMUNICATIONS

freescale semiconductor

National Semiconductor

COPPERGATE

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Diverse Customer Base

No customer overlap out of the top 20 and only three out of the top 50

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Combined Company Snapshot

TSEM (NASDAQ & Tel Aviv Stock Exchange)

Ticker

AIMS (Analog Intensive Mixed Signal)

PDK (Physical Design Kits)

Embedded Flash MTP&OTP Solutions

IP Leadership

SiGe/BiCMOS 0.35 to 0.13u

Analog CMOS/RFCMOS/BCD 0.8 to 0.16u

CMOS Image Sensor 1.0u - 0.18u

CMOS 1.0u to 0.13u

Process
Technologies

Three fully owned (US and Israel), equity stake and partnership in
Chinese fabs  - ~750,000 annual wafer capacity (8” equivalents)

Fabs

1,950

Employees

Migdal Haemek, Israel

Headquarters

Combined trailing twelve months (TTM) revenues of $443 million

Impressive cash flow generation with $84 million of TTM EBITDA

Substantial, revenue and cost savings of up to $40 million annually

Improved leverage ratios

Key Financial Highlights

$M

$M

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Day-After Financials * ($M) :

124

49

43

(26)

EBITDA

443

231

187

94

Sales

Q2’07-Q1’08

2007

2006

2005

Tower & Jazz

Tower

* 2005 excludes $8M one-time effect from a Fab2 technology agreement

** LTM Ebitda assumes $40 million of synergies plan as announced on May 19, 2008

Sales

50

100

150

200

250

300

350

400

450

500

2005

2006

2007

Q2’07-Q1’08

EBITDA

-50

-25

0

25

50

75

100

125

150

2005

2006

2007

Q2’07-Q1’08

Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Combined Company Snapshot

Tower Will “get”:

2X sales in Day1 post closing; targeting more
than 2X within a year from customer synergies

2X-2.5X Ebitda from Day1 post closing;
targeting much more than that within a year
from customers & cost synergies

Tower will “pay” for that:

9% dilution (on a fully-diluted basis)

Bottom line:

Summary Highlights

3rd Largest Pure Play Specialty Foundry

Increase capacity and scale to attract bigger customers

Capacity of ~750k wafer starts annually (8" equivalents)

Global manufacturing capacity and distribution network

Strong Sector Fundamentals

Pure play foundry revenues expected to grow by an average of 19% annually until 2012

Represents a growth rate of more than 50% higher than the total semi industry

Leadership in Specialty Process Technologies

Product offering ranges from CMOS Image Sensor, NVM and RF CMOS to specialty Mixed
Signal, SiGe, Power Management and RF processes

Addition of value add technologies enable higher margins

Diversified Blue Chip Customer Base

SanDisk, Vishay Siliconix, On Semi, International Rectifier, Freescale, Toshiba, Texas
Instruments, RFMD, Entropic

Exceptional Financial Performance and Significant Operating Leverage

10th successive quarters of positive EBITDA and Cash flow positive since Q4 ’06

Doubling of revenues and improved EBITDA margins through acquisition of Jazz

Potential synergies of approx $40 million resulting from Jazz transaction

Additional Information about the
Proposed Merger

Additional Information about the Proposed Merger and Where to Find It  -

In connection with the proposed merger, Tower has filed with the SEC a Registration Statement on Form F-4
(File No. 333-151919) (the "Form F-4") that contains a Proxy Statement/Prospectus and related materials and
Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower,
Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR
ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE
PROPOSED MERGER.  Investors and security holders may obtain free copies of the Form F-4, the Proxy
Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by
telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321
Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger.  Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available.  Additional information regarding Tower's executive officers and directors is included in Tower's Form 20-F for the year ended December 31, 2007, which was filed with the SEC on June 18,
2008.  Additional information regarding the executive officers and directors of Jazz is included in Jazz's Proxy
Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008.  These documents are available free of charge at the SEC's web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.

Thank You

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. To provide world-class customer service, the company maintains two manufacturing facilities, each with standard and specialized process technology processes: Fab 1 ranging from 1.0 to 0.35 and Fab 2 featuring 0.18 and 0.13-micron. Tower’s web site is located at http://www.towersemi.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower’s proposed merger with Jazz. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this document and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. Tower does not intend to update, and expressly disclaims any obligation to update, the information contained in this document.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower has filed with the SEC a Registration Statement on Form F-4 (File No. 333-151919) (the “Form F-4”) that contains a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2007, which was filed with the SEC on June 18, 2008. Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.